

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 29, 2009

Via Mail and Fax

Donald H. Nonnenkamp
Vice President and Chief Financial Officer
LaBarge, Inc.
9900 Clayton Road
St. Louis, MO 63124

RE: LaBarge, Inc.
Form 10-K for the Year Ended June 29, 2008
Schedule 14A filed October 16, 2008
File Number: 001-05761

Dear Mr. Nonnenkamp:

We have reviewed your correspondence dated May 5, 2009, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended June 29, 2008

Management's Discussion and Analysis, page 12
Results of Operations, page 12
Gross Profit

1. Refer to your response to prior comment numbers 4 and 23. You state "This increase is primarily the result of the fact that several contracts that had lower than average margins" and "the Company made shipments to several customers under contracts with gross profit margins that were lower than the Company's long-term average gross profit margin." When you make such or similar statements, please expand upon the underlying factors that contributed to the lower than average margins, or conversely, why you were able to experience higher margins in the corresponding period, or both, as appropriate, to the extent that your overall gross profit margin was impacted. We believe it would aid investors to more fully understand the reasons for variances between comparative periods if you provide insight as to which or the

combination of the four general factors that influence the profitability of individual contracts cited in your response to prior comment number 1 impacted the comparability of your results. In particular, if margins on contracts were detrimented because you incurred more costs than expected, citing this and discussing the underlying reasons would appear to be useful information.

Notes to Consolidated Financial Statements, page 32
Note 1. Summary of Significant Accounting Policies, page 32
Revenue Recognition and Cost of Sales, page 32

2. Refer to your response to prior comment number 11. You state that (i) gross profit during a period is equal to the revenue for the period multiplied by the estimated contract gross profit margin, (ii) this procedure is consistent with Alternative A in paragraph 80 of SOP 81-1, and (iii) if no changes to estimates are made, the methodology results in every dollar of revenue having the same cost of sales and gross profit margins. It is not clear to us how your method is consistent with Alternative A of SOP 81-1 on a cumulative basis through the current period or for the current period on a stand-alone basis in periods when changes in estimates are made. Under Alternative A, gross profit for a period is the excess of earned revenue over the cost of earned revenue, with period earned revenue and cost of earned revenue based on the difference in the respective cumulative amounts computed through the current period and cumulative amounts recognized in previous periods. In essence, the cumulative gross profit margin (on a percentage basis) through the current period should be equal to the expected gross profit margin over the contract with any cumulative catch up adjustment effectively booked in the period of change, thereby causing the gross profit margin for the period to differ from the expected gross profit margin. Alternative A acknowledges that a consistent gross profit percentage is rarely obtained in practice, so it is reasonable to assume that changes to estimates would be expected that would affect the expected gross profit margin over the term of the contract. Under your method, it appears that in a period in which the gross profit margin changes, the gross profit margin for the current period would equal the expected gross profit margin over the contract term. The effect of this is that the full cumulative effect of the change is not reflected in the period of the change, which distorts the current period and cumulative gross profit margin through the current period, thereby smoothing the cumulative effect of the change over future periods. Please advise.

3. In your response to prior comment number 11, we note your reference to "services" in regards to your application of SOP 81-1, and in particular those pertaining to system integration and testing. Note 1 to paragraph 11 of SOP 81-1 states that the statement is not intended to apply to "service transactions." Further, paragraph 12 of SOP 81-1 states "The service may consist of designing, engineering, fabricating, constructing, or manufacturing related to the construction or the production of tangible assets. Please tell us the types of services you perform that you account for under SOP 81-1 and why you believe your accounting is appropriate. In particular,

explain to us your accounting for system integration and testing services and the basis for your accounting. Also, explain to us your consideration of EITF 00-21 in regard to the potential for separate elements represented by the system integration and testing services you provide.

Accounts Receivable, page 33

4. We note your response to prior comment number 15. You state that management's evaluation of the financial condition of a customer is based primarily on the customer's payment history. At least a portion of Eclipse's receivable balance was past due and the success of a potential payment plan was contingent on it raising additional capital. These factors appear to indicate that Eclipses' financial condition was not sound. If Eclipse's financial condition was not sound and your policy is to base allowance estimates on financial condition, it appears that an allowance was warranted based on your reserve policy. In this regard, you state that you made a judgment that Eclipse's effort to raise additional capital would be successful. We note, however, that this judgment was based on the assertions of the very customer who was delinquent in paying you and its investment banker. Considering the source, it is not clear to us how you deemed these assertions to be reliable, competent evidence that collection was probable sufficient to offset the customer's known financial condition and payment history. Please advise. In addition, it does not appear that you responded to the last portion of our prior comment. Therefore, please explain to us in detail what financial conditions result in a judgment that accounts receivable are or are not collectible.

Note 3. Accounts and Other Receivables, page 36

5. Refer to your response to prior comment number 20. We note that receivables directly from the U.S. Government were not considered material and that your primary exposure to U.S. Government contracts is as a subcontractor. In this regard, the "Purpose and Applicability" section of the "Preface to the "Audit and Accounting Guide – Federal Government Contractors" states, "This guide has been prepared to assist preparers of financial statements in preparing financial statements in conformity with generally accepted accounting principles … of entities that provide goods and services to the federal government, or to prime contractors or subcontractors *at any tier* and for which such transactions are material to such entities' financial statements." Accordingly, we believe separate footnote disclosure of the amounts of receivables associated with both government and commercial contracts would be useful to investors. Please revise to provide such disclosure in future filings.

Schedule 14A

Compensation Determination Process, page 6

6. We note your response to prior comment 24. To the extent that you believe any of your performance targets should remain confidential based upon a claim of competitive harm, please respond to us with a detailed analysis regarding that claim. Please include an analysis of how historical performance target numbers would provide competitive harm on a prospective basis.

       You may contact Matthew Spitzer at 202-551-3227 with any questions in regard to Schedule 14A. You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any other questions.

       Sincerely,

       Lyn Shenk
       Branch Chief